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                           EXHIBIT 99.1
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                         THE HOME DEPOT, INC.
                      2727 PACES FERRY ROAD
                   ATLANTA, GEORGIA  30339-4089


May __ , 1996





Dear Investor:

The Home Depot, Inc. (the "Company") is pleased to introduce its new Dividend Reinvestment and Stock Purchase Program - DepotDirect(TM), a stock purchase program designed to promote long-term ownership among investors who are committed to investing a minimum amount and building their Home Depot stock ownership over time. DepotDirect is a low cost, convenient way to purchase your first share or your next share of the Company's Common Stock, directly from the Company.

DepotDirect will replace the Company's current Dividend Reinvestment and Stock Purchase Plan effective June ___, 1996. DepotDirect offers existing stockholders the opportunity to invest cash dividends and voluntary cash contributions in additional shares of the Company's Common Stock. In addition, the Program allows persons who are not presently stockholders to make an initial cash investment of at least $250 and become a stockholder Participant in the Program. DepotDirect also offers an Automatic Monthly Investment feature. Moreover, with the Program you have the choice of investing all of your dividends or receiving all of your dividends and making cash purchases only.

Participation in the Program is offered only by means of a Prospectus. Please read the enclosed Prospectus for complete
Program details.

Thank you for your support and loyalty as a customer and stockholder.

Sincerely,

THE HOME DEPOT, INC.


Bernard Marcus
Chairman, Chief Executive Officer
and Secretary

           Questions About DepotDirect Or Your Account?
                      Call: 1-800-_________

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INVEMED ASSOCIATES, INC.

                              375 PARK AVENUE
                              SUITE 2205
                              NEW YORK, NEW YORK  10152

Dear Investor:

In order to comply with securities laws and regulations in your state, Invemed Associates, Inc. is forwarding the enclosed materials for DepotDirect on behalf of The Home Depot, Inc.

DepotDirect is a Dividend Reinvestment and Stock Purchase Program designed to promote long-term ownership among investors who are committed to investing a minimum amount and building their Home Depot stock ownership over time. Please review the enclosed Prospectus for complete details of the Program.


Sincerely,

INVEMED ASSOCIATES, INC.



Kenneth G. Langone
President


Invemed Associates, Inc. does not recommend for or against this offer, nor do we assume responsibility for the accuracy of statements made in the enclosed materials.